RECEIVED
2006 NOV -6 P 3:02
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Abbey Capital

1/2 Cavendish Row,
Upper O'Connell Street,
Dublin 1
tel: 353-1-828 0400
fax: 353-1-828 0499
email: info@abbeycapital.com
web: www.abbeycapital.com


06018138

Office of International Corporate Finance
Mail Stop 3628
U.S. SEC
100 F. Street North East
Washington DC
20549
USA

SUPPL

1st November, 2006

Re: Submission of ACL Alternative Fund Ltd, file number 34999

Dear Sir/Madam,

Please find enclosed the following reports for the ACL Alternative Fund, covering the period from July 1st to September 30th.

- Monthly Performance Reports for July – September
- Quarterly Reports for September 30th
- Semi-Annual Un-audited Financial Statement for the period ended 30th June, 2006
- Annual Audited Financial Statements for the year end 31st December, 2005
- Daily NAV for ACL Alternative Fund for July - September

Please do not hesitate to contact me directly should you have any additional questions.

Can you please confirm if it possible to send this information by email going forward.

Kind Regards,

PROCESSED
NOV 03 2006
THOMSON FINANCIAL

Peter Carney
Chief Financial Officer
Abbey Capital Ltd

ACL Alternative Fund Limited
Daily asset value calculation
US $ Share Class A (in Base Currency)

Date	NAV per Share Base Ccy
30-Jun-06	162.68
3-Jul-06	163.33
4-Jul-06	163.24
5-Jul-06	164.64
6-Jul-06	164.54
7-Jul-06	163.47
10-Jul-06	162.51
11-Jul-06	162.51
12-Jul-06	162.80
13-Jul-06	162.50
14-Jul-06	163.06
17-Jul-06	162.86
18-Jul-06	162.76
19-Jul-06	160.94
20-Jul-06	160.72
21-Jul-06	159.92
24-Jul-06	160.02
25-Jul-06	160.03
26-Jul-06	159.68
27-Jul-06	158.75
28-Jul-06	158.32
31-Jul-06	158.04
1-Aug-06	158.73
2-Aug-06	158.40
3-Aug-06	158.17
4-Aug-06	158.98
7-Aug-06	159.59
8-Aug-06	159.33
9-Aug-06	159.69
10-Aug-06	158.07
11-Aug-06	158.98
14-Aug-06	158.87
15-Aug-06	158.61
16-Aug-06	159.18
17-Aug-06	158.04
18-Aug-06	157.56
21-Aug-06	158.59
22-Aug-06	158.22
23-Aug-06	157.69
24-Aug-06	157.09
25-Aug-06	157.87
28-Aug-06	158.38
29-Aug-06	157.91
30-Aug-06	159.16
31-Aug-06	159.88
1-Sep-06	160.25
4-Sep-06	159.57
5-Sep-06	158.85
6-Sep-06	158.56
7-Sep-06	157.48
8-Sep-06	157.18
11-Sep-06	157.08
12-Sep-06	158.04
13-Sep-06	157.83
14-Sep-06	158.71
15-Sep-06	158.3
18-Sep-06	157.92
19-Sep-06	157.31
20-Sep-06	157.6
21-Sep-06	156.52
22-Sep-06	156.38
25-Sep-06	157.15
26-Sep-06	157.17
27-Sep-06	156.99
28-Sep-06	156.84
30-Sep-06	156.34



ACL Alternative Fund

Chancery Hall, 52 Reid Street, Hamilton, HM12, Bermuda

Shareholder Name
Shareholder Address

Abbey Capital Contact Details
Peter Carney
Telephone: +353 1 8280400
Fax: +353 1 8280499
E-mail pcarney@abbeycapital.com

Fund's Change in Net Asset Value

	Amount
Net Asset Value, 30 June 2006	$435,334,165.92
Net Capital Activity during Period	$37,563,130.50
Net Income / (Loss)	-$18,216,088.72
Net Asset Value, 30 September 2006	$454,681,207.70
NAV per Share, 30 September 2006 - USD Share Class	$156.34
NAV per Share, 30 September 2006 - Euro Share Class	€113.22
NAV per Share, 30 September 2006 - GBP Share Class	£99.72
NAV per Share, 30 September 2006 - USD B Share Class	$96.05

Oath

I hereby affirm that to the best of my knowledge and belief, the information contained in this statement is accurate and complete.

Tony Gannon
C.E.O.
Abbey Capital Limited

Commodity Pool Operator: Abbey Capital Ltd.
Commodity Pool: ACL Alternative Fund Limited



ACL Alternative Program USD Share Class A

Monthly Performance Update September 2006 -2.2%

Email address: info@abbeycapital.com
Phone: 353 - 1 - 828 - 0400
Fax: 353 - 1 - 828 - 0499

The ACL Alternative Fund USD Share Class A returned -2.2% in September, and is currently +5.6% year-to-date. September's losses were focused in FX markets which saw a sharp correction to the weak JPY trend while other major currencies saw choppy but largely range-bound trading. Amaranth Advisors LLC, a $10bn Greenwich, Connecticut based multi-strategy hedge fund, reported losses of up to $7bn, as mid-month losses of $3.5bn in Natural Gas positions caused forced liquidations of other positions to meet margin calls. The ACL Alternative made steady profits in Natural Gas through September as the price fell over 30% on-the-month, with Trend Followers in particular seeing profitable opportunities in the move lower. Short exposure was gradually increased throughout the month, standing at -3.7% of Fund assets at month-end.

Financial markets were divided on how to interpret often contradictory economic data at a potential tipping-point in the monetary cycle. US bond markets rallied to 7-month highs as the Fed left rates unchanged for a second consecutive meeting, house prices continued to falter, inflation data was benign and energy prices continued to fall; thus forcing longer-dated yields lower and inverting the yield curve – usually a sign of impending recession. At the same time US equity markets rallied to multi-year highs on lower inflation fears, with the DJIA recording its second highest close ever on two consecutive days at the end of the month.

FX trading was difficult given the lack of clear market direction. An unexpectedly strong capital expenditure figure from Japan at the start of the month sharply reversed recent JPY depreciation, with the EUR/JPY rate moving from 150.32 to 148.18, but the JPY drifted lower again into month-end despite the steady appreciation of the Chinese currency. The EUR weakened fractionally overall in September, moving from 1.28 to 1.27 against the USD, in choppy markets with economic data swaying sentiment one way and the other but creating no overall market direction, even as the US reported it largest ever trade deficit for July.

Energy prices continued to decline on growing inventories, a reduction in Middle-East tensions and lower seasonal demand. Crude Oil fell from $70 to $60 before closing at $62 on fears that OPEC might cut production if prices continued to fall. The 30% decline in Natural Gas prices grabbed headlines due to the losses incurred by Amaranth Advisors although this fall was in-line with growing inventories, mild weather and declining energy prices generally

Metals markets were generally lower in September on fears of moderating future demand despite the fact that global supplies remain tight. Precious metals prices fell, with Gold falling below $600 for the first time since June, as Middle-East geo-political tensions continued to ease and the USD remained steady on FX markets. Other commodity markets also provided profitable opportunities, most notably Cotton, Sugar and Lumber.

Six of the eighteen managers in the ACL Alternative were positive in September. Trendfollowing made small losses overall, with losses from metals and FX trading offsetting profits in energy, softs and equities. FX traders suffered the largest losses especially from long EUR/JPY & USD/JPY positions and in choppy EUR/USD trading. Despite making profits from FX trading the Value strategy was down slightly overall on losses in fixed income markets. Short Term was loss-making overall despite some profitable Crude Oil trading. Macro trading was down overall mainly from short JPY positions against a range of currencies despite profits in equity and energy trading.

ACL Alternative Program Monthly Rates of Return

(commencing 1st December 2000)

	2000	2001	2002	2003	2004	2005	2006
January	-	-1.8%	-1.6%	4.6%	0.7%	-5.0%	5.5%
February	-	2.4%	-2.5%	8.4%	7.1%	0.2%	-2.9%
March	-	6.1%	3.2%	-7.7%	-0.3%	0.7%	3.5%
April	-	-5.2%	-2.6%	1.0%	-5.9%	-2.8%	7.3%
May	-	0.1%	-1.4%	7.2%	-2.3%	2.6%	-0.6%
June	-	-1.6%	10.6%	-4.8%	-4.3%	3.8%	-2.9%
July	-	2.2%	4.8%	-1.0%	-1.8%	0.1%	-2.9%
August	-	5.8%	4.8%	-0.9%	-2.2%	1.9%	1.2%
September	-	7.0%	5.5%	-1.0%	2.1%	2.7%	-2.2%
October	-	9.7%	-7.2%	2.7%	1.3%	-1.7%	-
November	-	-11.5%	-1.7%	1.2%	1.7%	7.9%	-
December	8.8%	-0.0%	6.9%	6.0%	-0.4%	0.9%	-
YTD	8.8%	11.8%	19.0%	15.3%	-4.8%	11.3%	5.6%

Figure for September 2006 is estimated

(The Program consists of investments in a group of external Alternative Investment Managers.The program includes pro-forma interest from Dec 2000 to Apr 2001, and actual interest from May 2001 to date. Returns are net of fees. ACL Alternative Fund was launched on 31/01/02 and the rate of return for Jan was 0.09%)

Performance

(as at 30th September 2006)

	ACL Alternative Program (01/12/00)	ACL Alternative Fund (31/01/02)
Cumulative Return	86.9%	56.3%
Annualised ROR	11.3%	9.9%
Largest Monthly Gain	10.6%	10.6%
Largest Monthly Loss	-11.5%	-7.7%
Annualised Volatility	15.5%	14.2%
Volatility from Nov 2003	12.1%	12.1%
Maximum Drawdown	-17.8%	-17.8%
Sharpe Ratio	0.6	0.5

* program started Dec 1st 2000, and fund was launched on January 31st 2002

Correlation Table

(Monthly Returns 01/12/00 to date)

	S&P 500	ACL Alternative Program	ACL Global Program	MSCI World index
S&P 500	1.0	0.3	0.8	1.0
ACL Alternative Program		1.0	0.3	-0.3
ACL Global Program			1.0	0.8
MSCI (total return) World index				1.0





ACL Alternative Fund Limited

Interim Un-Audited Financial Statements for the period January 1, 2006 to June 30, 2006

Abbey Capital Limited, a Commodity Pool Operator of ACL Fund Limited, operates under a claim for exemption made pursuant to sub-section 4.7 of Regulations issued pursuant to the Commodity Exchange Act, as amended.

Table of Contents
June 30, 2006

Page

Directory....3

Investment Manager's & Directors Report....4

Condensed Schedule of Investments....5

Statement of Assets and Liabilities....7

Statement of Operations....8

Statement of Changes in Net Assets....9

Financial Highlights....10

Notes to the Financial Statements....11

ACL ALTERNATIVE FUND LIMITED

DIRECTORY
Registered Office: M.Q. Services Limited, Chancery Hall, 52 Reid Street, Hamilton HM 12 Bermuda

DIRECTORS
Anthony Gannon (appointed 22 January 2002)
William D. Thomson (appointed 22 January 2002 , Independent Non-Executive Director)
Nicholas Hoskins (appointed 31 August 2004, Independent Non-Executive Director)

AUDITORS
KPMG
1 Harbourmaster Place,
International Financial Services Centre,
Dublin 1
Ireland

LEGAL ADVISER
Conyers Dill & Pearman
Clarendon House
2 Church Street
Hamilton
Bermuda

REGISTRAR & TRANSFER AGENT
Daiwa Europe Fund Managers Ireland Limited
Dublin Office, Block 5
Harcourt Centre
Harcourt Street
Dublin 2
Ireland

REGISTRAR & SECRETARY
M.Q. Services Limited
Chancery Hall
52 Reid Street
Hamilton HM 12
Bermuda

INVESTMENT MANAGER
Abbey Capital Limited
1-2 Cavendish Row
Upper O'Connell Street
Dublin 1
Ireland

SPONSORING STOCKBROKER
McCann FitzGerald Solicitors
2 Harbourmaster Place,
International Financial Services Centre,
Dublin 1
Ireland

CUSTODIAN
Daiwa Securities Trust and Banking (Europe) Plc
5 King William Street
London EC4N 7JB
England

ADMINISTRATOR
DPM Mellon
400 Atrium Drive
Somerset
New Jersey 08873
United States of America

ACL ALTERNATIVE FUND LIMITED

INVESTMENT MANAGER'S REPORT FOR THE PERIOD FROM 1 JANUARY 2006 TO 30 JUNE 2006

ACL Alternative Fund was incorporated as an open-ended investment company in Bermuda on 4 January 2002. The ACL Alternative Fund currently has three share class, a USD Share Class, a Euro Share Class and a British Pound Share Class. The Directors have the power to issue share classes in different currencies in the future. The Euro Share Class was launched on July 1st, 2004 and the British Pound Share Class was launched on 27th January 2006 . The USD share class is listed on the Irish Stock Exchange, and its Net Asset Value per share on June 30th 2006 was $162.28. The Net Asset Value of the Euro Share Class on June 30th 2006 was €118.46, and the Net Asset Value of the British Pound Share Class on June 30th 2006 was £104.08.

The Company has two feeder funds, Abbey Global LP and ACL Fund Limited. Both feeder funds invest in excess of 40% of their assets in the Company.

Investment Objective and Strategy

The Company operates as a multi-manager fund, allocating assets to various Trading Advisors. These advisors are given a power of attorney to trade on behalf of the fund through managed accounts with the fund's two main brokers. By investing in a wide range of trading and investing strategies, the company aims to produce positive long-term returns of 10 – 12% p.a. over the risk free rate. Each component of the portfolio is chosen on the basis of the following historic characteristics (i) long term positive returns on capital invested, (ii) favourable risk-adjusted returns, (iii) a correlation between its returns and the returns on equities ranging from low positive to high negative and, ideally, with a tendency to have a negative correlation with equities when equities are declining.

Fund Performance to date

The Fund commenced trading on January 31st, 2002, with an NAV per share of 100, and this increased to $162.68 on June 30th 2006. The fund currently invests with seventeen Trading Advisors and two further relationships have been terminated to date. The traders have provided significant diversification in terms of equity risk, and they also differ from each other in their trading strategies, providing the fund with exposure to medium and long-term trend following as well as short-term systematic, currency, value trading and discretionary macro strategies.

Within the Fund's trading strategies, long-term trend-following delivered the strongest returns, benefiting especially from a sustained bull market in metals and a sustained bear market in bond and interest rate instruments. Short-term systematic and dedicated FX trading strategies were able to succecssfully capture returns from markets. Macro discretionary traders suffered a small loss over the same period. Value trading was also loss-making in the first half of 2006 with losses focused in difficult currency markets.

Abbey Capital Limited
August 29th, 2006

ACL Alternative Fund Limited
Schedule of Investments
June 30, 2006

Holding	Position	Market Value US$	% of Net Asset Value
Investments in Short Term Deposits			
$57,412,096	Bank of Ireland 28/07/06	$57,412,096	13.19%
57,383,365	Rabobank 28/07/06	57,383,365	13.18%
57,392,804	Ulster Bank 28/07/06	57,392,804	13.18%
57,277,093	BNP Paribas 28/07/06	57,277,093	13.16%
57,277,152	Bank of Scotland 28/07/06	57,277,152	13.16%
	Total short term deposit	286,742,508	65.87%
Long Positions			
Investments in Options			
	Purchased Options on Forward Contracts	107,146	0.02%
	Total Options	107,146	0.02%

		Unrealized gains (losses) on Open Positions	% of Net Asset Value
Investments in Futures Contracts			
Forward LME Contracts			
	Various LME Metals Futures Contracts	3,361,057	0.77%
		3,361,057	0.77%
Futures Contracts			
	Various Currencies Futures Contracts	1,289,717	0.30%
	Various Energy Futures Contracts	1,468,533	0.34%
	Various Grains Futures Contracts	1,374,629	0.32%
	Various Interest Rate Futures Contracts	(1,030,856)	(0.24%)
	Various Meats Futures Contracts	242,440	0.06%
	Various Metals Futures Contracts	781,763	0.18%
	Various Other Futures Contracts	60,856	0.01%
	Various Stock Index Futures Contracts	2,346,111	0.54%
	Various Tropical Futures Contracts	1,230,689	0.28%
		7,763,881	1.78%
	Purchased Options on Future Contracts	96,688	0.02%
		96,688	0.02%
Short Positions			
Investments in Futures Contracts			
Forward LME Contracts			
	Various LME Metals Futures Contracts	(17,750)	(0.00%)
		(17,750)	(0.00%)
Futures Contracts			
	Various Currencies Futures Contracts	(608,157)	(0.14%)
	Various Energy Futures Contracts	22,808	0.01%
	Various Grains Futures Contracts	11,279	0.00%

	Various Interest Rate Futures Contracts	5,046,706	1.16%
	Various Lumber Futures Contracts	65,626	0.02%
	Various Meats Futures Contracts	(5,970)	0.00%
	Various Metals Futures Contracts	(441,574)	(0.10%)
	Various Stock Index Futures Contracts	(3,004,578)	(0.69%)
	Various Tropical Futures Contracts	787,238	0.18%
		1,873,378	0.43%
Long Forward Currency Contracts			
	Various Currencies Forward Contracts	4,615,602	1.06%
		4,615,602	1.06%
Short Forward Currency Contracts			
	Various Currencies Futures Contracts	(6,345,792)	(1.45%)
		(6,345,792)	(1.45%)
	Net unrealized gain on futures contracts	13,077,253	3.00%
	Total investments	299,819,761	68.87%
	Unrealized loss on open forward foreign exchange contracts	(1,623,044)	(0.37%)
	Bank balances including margin accounts	144,237,494	33.13%
	Other current liabilities	(7,099,712)	(1.63%)
	Total net asset value	435,334,490	100.00%

Statement of Assets and Liabilities
June 30, 2006

Assets	$
Investments in short term deposits at market value (Note 2)	286,742,508
Investments in options at market value	203,834
Unrealized gain on futures contracts	12,998,315
Unrealized gain on forward foreign exchange contracts (Note 8)	4,615,602
Bank balances	14,792,268
Margin account – Calyon Futures & Fimat International Banque S.A	129,445,218
Total assets	448,797,745
Liabilities	
Unrealized loss on futures contracts	17,750
Unrealized loss on forward foreign exchange contracts (Note 8)	6,345,792
Depreciation Deposits	592,786
Trading advisors fees payable (Note 3)	871,240
Management fees payable (Note 3)	251,973
Trading advisors incentive fees payable (Note 3)	2,809,685
Incentive Fee payable (Note 3)	983,654
Administration fees payable (Note 3)	166,950
Accrued expenses (Note 6)	224,110
Subscription Paid in Advance	1,000,000
Redemptions payable	199,315
Total liabilities	13,463,255
Net assets	435,334,490
Analysis of Net Assets	
Net paid in on shares of capital stock	362,736,871
Distributable earnings	72,597,619
Net assets	435,334,490
Shares in issue – USD Share Class	2,362,031
Shares in issue – Euro Hedged Share Class	327,957
Shares in issue – GBP Hedged Share Class	7,327
Net asset value per share – USD Share Class	162.68
Net asset value per share – Euro Hedged Share Class (€118.46)	151.46
Net asset value per share – GBP Hedged Share Class (£104.08)	192.30

	$
Investment income and expenses	
Income	
Deposit interest (Note 2)	7,743,583
	7,743,583
Operating Expenses	
Trading advisors fees (Note 3)	1,956,167
Trading advisors incentive fees (Note 3)	5,480,510
Management fees (Note 3)	1,446,086
Performance fees (Note 3)	2,481,068
Administration fees (Note 3)	309,111
Audit fees	43,015
Directors' fees	5,000
Other expenses	12,070
	11,733,027
Net investment income/(loss)	(3,989,444)
Net realized gain/(loss) on	
Investment in options, futures and forward foreign exchange contract transactions and translations	43,097,061
Net unrealized gain/(loss)	
Investments in options, futures and forward foreign exchange contract transactions and translations	(5,191,568)
Net increase in net assets as a result of operations	33,916,049

Statement of Changes in Net Assets
June 30, 2006

Increase/(decrease) in net assets from operations	$(3,989,444)
Net investment loss for the period	
Net realized gain/(loss) on	
Investments in options, futures and forward foreign exchange contract transactions and translations	43,097,061
Net unrealized gain/(loss) on	
Investments in options, futures and forward foreign exchange contract transactions and translations	(5,191,568)
Increase in net assets as a result of operations	33,916,049
Capital transactions	
Proceeds on the issue of shares	117,225,442
Paid on the redemption of shares	(22,335,265)
Net proceeds from capital transactions	94,890,177
Total increase in net assets	128,806,226
Net assets	
Beginning of year	306,528,264
End of year	$435,334,490

Financial Highlights
June 30, 2006

	USD Share Class	Euro Hedged Share Class	GBP Hedged Share Class
Net investment loss for the period per share*	$(1.69)	$(1.69)	$(1.69)
Net realized gain on investments per share	16.30	13.91	16.99
Net increase in net asset value per share	14.61	12.22	15.30
Net asset value per share at beginning of period	148.07	139.24	177.00
Net asset value per share at end of period	$162.68	$151.46	$192.30
Total return before incentive fees	11.78%	9.40%	9.03%
Incentive fees	(1.88%)	(0.62%)	(0.39%)
Total return after incentive fees	9.90%	8.78%	8.64%
Ratio of expenses to average net assets before incentive fees**	0.92%	0.10%	0.00%
Incentive fees	1.93%	0.20%	0.01%
Ratio of expenses to average net assets after incentive fees	2.85%	0.20%	0..01%
Ratio of net investment loss to average net assets	0.96%	0.10%	0.01%
Net assets at end of period	$384,251,428	$49,674,194	$1,408,868

* Calculated based on average shares outstanding during the period.

** Incentive fees paid/payable to trading advisors and investment manager.

1. The Company and Its Activities

The ACL Alternative Program transferred all assets and liabilities to ACL Alternative Fund Limited (the "Company") on January 4, 2002. The Company is an open-ended investment company, located in Bermuda with variable capital and limited liability. As part of the conversion, all investable assets of the Program (along with all related liabilities) were transferred to ACL Alternative Fund Limited. Net assets of USD16,462,806 were transferred to ACL Alternative Fund Limited at that time.

The investment objective of the Company is to achieve long term capital appreciation for its Shareholders.

The Company offers three share classes, a USD share class, a Euro share class and a GBP share class. The USD share class is listed on the Irish Stock Exchange. The Euro share class was launched July 1, 2004 and the GBP share class was launched on January 27, 2006. Investors may invest in the Company directly or via an affiliated fund, the ACL Fund Limited.

The functional currency is United States Dollar (USD).

2. Significant Accounting Policies

These financial statements are presented using the United States Dollar (USD) as the functional currency and are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts and disclosures in the financial statements and accompanying notes. Actual amounts could differ from these estimates.

Recognition of Income

Interest income is accounted for on an accrual basis.

Valuation of Investments

The value of any security traded on a stock exchange is valued at the last reported trade quoted on such exchange or, if not available, at the mean between the exchange quoted bid and ask prices at the close of business.

Derivative instruments dealt on a market will be valued at the settlement price as of the date of valuation for such instruments on such market. Where such derivative instruments are not dealt on a market, their value should be the weekly quotation from the counterparty, provided that the valuation is approved monthly by an independent party appointed by Abbey Capital Limited (the "Investment Manager") and approved for the purpose by Daiwa Securities Trust and Banking (Europe) PLC (the "Custodian").

In the event of no ready market value or counterparty quote being available, or if such valuation is not representative of the asset's fair market value, DPM Mellon (the "Administrator") is entitled to use other generally recognized valuation principles in order to reach a proper valuation of that specific asset, provided that any alternative method of valuation is approved by the Custodian.

Realized gains and losses on investments are determined on a first-in first-out basis, except for futures where opening trades undertaken on the same day are netted prior to the application of first-in, first-out.

Foreign Currency
Investment securities and other assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The Company does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Options Purchased
When an option is purchased, an amount equal to the premium paid is recorded as an investment and is subsequently adjusted to the current market value of the option purchased. Premiums paid for the purchase of options which expire unexercised are treated by the Company on the expiration date as realized losses. If a purchased call option is exercised, the premium increases the cost basis of the security or foreign currency purchased by the Company.

Short Term Deposits
Short-term deposits are stated at amortized cost, which approximates fair value.

Forward Currency Contracts
The unrealized gain or loss on open forward currency contracts is calculated by reference to the difference between the contracted rate and the rate to close out the contract. Unrealized gains and unrealized losses are disclosed net on the statement of assets and liabilities. Realized gains or losses include amounts on contracts which have been settled or offset by other contracts with the same counterparty.

Futures Contracts
Initial margin deposits are made upon entering into futures contracts and are generally made in cash. During the period the futures contract is open, changes in the value of the contract are recognised as unrealised gains or losses by "marking-to-market" on a daily basis to reflect the market value of the contract at the end of each day's trading. Unrealised gains and unrealized losses are disclosed net on the statement of assets and liabilities. When the contract is closed, the Company records a realised gain or loss equal to the difference between the proceeds from (or cost of) the closing transaction and the Company's basis in the contract.

Brokerage Commissions
Brokerage commissions, including other trading expenses, are charged to expenses as they are incurred to open a position, and an amount accrued for the close out of the position.

3. Fees and Expenses

There are no class specific expenses except where in the interests of seeking the optimal protection of a shareholder's investment, the Company may engage in foreign exchange hedging transactions for the Euro Hedged Share Class (where profits, gains and losses, costs, income and expenditure consequent upon such hedging transactions are allocated to that class).

Management and Performance Fees

The Company will pay to the Investment Manager an annual fee based on the Net Asset Value of the Company on the Dealing Day each month payable monthly in arrears at a rate of 0.75% per annum of the Net Asset Value of the Company. Management fees for the period to June 30, 2006 were $1,446,086.

The Manager is also entitled to a performance fee for each calendar quarter equal to 7.5% of the Net New Investment Profit (as defined below) for the quarter. Performance fees for the period to June 30, 2006 were $2,481,068.

"Net New Investment Profit" means, the increase in the Company's Net Asset Value of the applicable class outstanding in respect of each calendar quarter, prior to the deduction of the Manager's performance fee, and subject to a high water mark.

The performance fee will be accrued and taken into account in the calculation of the Net Asset Value per Share on each Valuation Day.

Investment Manager and Trading Advisor Equalization

The incentive fee calculation in respect of the Company is computed by operating an equalization accounting system so that each Share is charged an incentive fee that is based upon with that Share's performance. This structure is intended to reduce the impact on existing shareholders of performance fees attributable to capital contributed or withdrawn during a performance period, and allows that all Shares within the same Share class have the same Net Asset Value per Share.

Where an investor subscribes for Shares at a time when the Net Asset Value per Share is less than the high water mark then an adjustment is required to reduce inequalities that may otherwise result to the respective subscriber, to the other Shareholders of the Company, or to the Investment Manager or Trading Advisor. The high water mark is the greater of (i) the highest Net Asset Value per Share on the last day of any calendar quarter and (ii) the initial issue price for the Shares, both adjusted to take into account any distributions made in the interim.

Where Shares are subscribed at a time when the Net Asset Value per Share is less than the high water mark, no incentive fee will be accrued for existing Shareholders until the high water mark has been recovered. New Shareholders will however, in effect, be required to pay an incentive fee with respect to any subsequent appreciation in the Net Asset Value per Share of those Shares until the high water mark has been achieved (the "Depreciation Deposit"). The Depreciation Deposit is the incentive fee that is payable if the Net Asset Value per Share increases up to the high water mark. The Depreciation Deposit is recorded on the Statement of Assets and Liabilities as a liability. This liability is reduced when the related incentive fee is paid to the Investment Manager and Trading Advisors.

The Depreciation Deposit will be maintained in a bank account of the Company and will not be invested in the Company. Any interest earned on funds in this bank account will accrue for the benefit of the Company.

Where Shares ("Premium Shares") are purchased at a time when the Net Asset Value per Share is greater than the high water mark, the prospective investor is required to pay an additional sum equal to the accrual then in place per Share in respect of the incentive fee (an "Equalization Credit"). The Equalization Credit is designed to ensure that all Shareholders have the same amount of capital at risk per Share. The Equalization Credit may be returned to the investor in the form of shares providing the net asset value per share remains above the high watermark at the end of a subsequent performance period. To the extent that the net asset value per share declines below the offer price, so the proportionate reduction in the Equalization Credit returned to the investor. The Equalization Credit is recorded on the Statement of Assets and Liabilities as a liability. This liability is reduced when shares are returned to the investor.

The Equalization Credit will be maintained in a bank account of the Company and will not be invested in the Company. Any interest earned on funds in this bank account will accrue for the benefit of the Company.

The incentive fee is subject to adjustment upon completion of the relevant audit for the calendar quarter.

Trading Advisors – Managed Accounts

The Company operates as a multi-advisor fund as the Directors believe that the Company's investment performance may remain more consistent and less volatile over the long-term than if a single trading advisor were employed. Each advisor is given power of attorney to execute trades on behalf of the Company through a Managed Account in the Company's name held with one of the Company's Principal Brokers to which the Directors have allocated a portion of the Company's assets.

The Company will pay to the external Trading Advisors an annual management fee based on the notional value of the Company's assets allocated by the Investment Manager to the Trading Advisor payable monthly in arrears. Fees range from manager to manager from a minimum of 0% to a maximum of 2% per annum based upon the Trading Advisor's notional assets under management. Trading Advisors' management fees for the period ended June 30, 2006 was $1,956,067. The Company will pay to the Trading Advisors an incentive fee each calendar quarter when Net New Trading Advisor Profit has been generated. Incentive fees will range from 0% to 25% per annum of Net New Trading Advisor Profit (as defined below) for the quarter (the "Incentive Fee"). Trading Advisors' incentive fees for the period ended June 30, 2006 was $5,480,510.

"Net New Trading Advisor Profit" means, with respect to any calendar quarter, any net profits (or losses) realized on all transactions closed out in the Managed Account during the quarter (after deduction of brokerage commissions, exchange fees, NFA fees and give-up fees, but prior to the deduction of any fees charged by the Investment Manager, Administrator or Custodian for services to the Company, plus (A) the change in net unrealized profits (or losses) on open positions in the Managed Account as of the end of the quarter versus the amount of such unrealized profits (or losses) on open positions in the Managed Account as of the end of the preceding quarter, minus (B) the Management Fees for the calendar quarter (but not including any Incentive Fee) and minus (C) any cumulative net realized and unrealized trading losses (including expenses) incurred in the

Managed Account since the last preceding calendar quarter for which an Incentive Fee was payable.

Custodian, Administration, Secretary and Registrar Fees
The aggregate fees payable by the Company to the Registrar and Transfer Agent, Administrator and Custodian in relation to administration services, registrar and transfer services and custody services provided to the Company will be 19bp p.a. of the Net Asset Value (plus borrowings, if any) of the Company, calculated on each Valuation Day, up to USD100 million, 17bp p.a. on the next USD150 million, 13bp p.a. on the next USD150 million and 12bp p.a. thereafter. These fees will accrue daily and will be paid monthly in arrears. In addition the Company will pay Euro 5,000 p.a. for secretarial services.

All of the fees specified in the foregoing paragraph above for administration, registrar and transfer, custody and secretarial services will be paid in aggregate by the Company to the Custodian. The Custodian will then be responsible for paying the individual fees due to the Administrator, and the Registrar and Transfer Agent. The Administrator will be responsible for paying the fees due to the Corporate Secretary and Bermuda Registrar.

Directors' Fees
The Company shall pay the Directors such annual remuneration for acting as Directors of the Company as the Directors may from time to time agree, provided however that the annual remuneration of the Directors shall not, in the aggregate, exceed USD20,000. Mr. Gannon & Mr. Hoskins will not receive any Directors' fee. Such fees shall be payable semi-annually in arrears. Both Mr. Thomson and Mr. Hoskins are Independent non-executive Directors.

4. Taxation

At the present time, no income, profit or capital gains taxes are levied in Bermuda and, accordingly, no provision for such taxes has been recorded by the Company. The Company has received from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 an assurance that, in the event of there being enacted in Bermuda any legislation imposing tax computed on profits or income, or computed on any capital assets, gain or appreciation or any tax in the nature of estate duty or inheritance tax, the Company shall be exempt from all such taxes until March 28, 2016.

As an exempted mutual fund company, the Company is liable to pay in Bermuda an annual government registration fee, at a current rate of USD1,780 per annum, based upon the Company's authorized share capital.

5. Share Capital

The share capital of the Company is as follows:

Shares — Authorized and issued: 100 Founder Shares of US$0.01 each, having been issued for the purposes of incorporation.

Shares — Authorized and unissued: 10,000,000 redeemable shares of US$0.001 par value, which are available for issue in classes, each with a designated currency of issue. Four share classes are authorized at June 30, 2006; a USD share class, Euro share class GBP Share Class and Yen Share Class. The Euro share class was launched July 1, 2004. The GBP Share Class was launched on January 27, 2006.

Each share is entitled to a Vote.

Redeemable shares are offered on each business day. Applications are subject to a sales charge of up to 3% (payable to the Company and/or its placement agents). Fractional shares may be issued.

Applications and redemptions received by 5pm (Irish time) are processed the following business day. Directors may refuse to redeem any shares in excess of one-tenth of the total number of shares in issue or deemed to be in issue. The right to redeem will be temporarily suspended during any period when the calculation of the net asset value is suspended.

Income, expenses, realized and unrealized gains are allocated between the USD Share Class and the Euro Hedged Share Class based on their relative net assets (with the exception of Class specific income and expenses, in particular the gains or losses arising on the Euro Hedged Share Class currency hedging transactions).

US Share Class

	Share No.	Share Capital	Share Premium	Total
Balance at December 31, 2005	1,927,806	$1,928	$247,530,644	$247,532,572
Shares issued	580,117	580	91,986,260	91,986,840
Shares redeemed	(145,892)	(146)	(22,335,119)	(22,335,265)
Balance at June 30, 2006	2,362,031	$2,362	$317,181,785	$317,184,147

Euro Share Class

	Share No.	Share Capital	Share Premium	Total
Balance at December 31, 2005	162,287	$162	$20,313,960	$20,314,122
Shares issued	165,670	166	23,902,646	23,902,812
Shares redeemed	-	-	-	-
Balance at June 30, 2006	327,957	$328	$44,216,606	$44,216,934

GBP Share Class

	Share No.	Share Capital	Share Premium	Total
Balance at December 31, 2005	-	$ -	$ -	$ -
Shares issued	7,327	7	1,335,783	1,335,790
Shares redeemed	-	-	-	-
Balance at June 30, 2006	7,327	$ 7	$ 1,335,783	$ 1,335,790

As at June 30, 2006, 9.81% and 4.44% of the USD shares were held by the ACL Fund Ltd and Abbey Global LP respectively.

6. Sundry Payables and Accrued Expenses

Audit fees	$136,523
Corporate secretarial fees	323
Commissions	87,264
	$224,110

7. Financial Instruments

The main risks arising from the Company's financial instruments are as follows:

Market Risk
Market risk represents the potential loss that can be caused by a change in the market value of the financial instruments. The Company's exposure to market risk is determined by a number of factors including interest rates, foreign currency exchange and market volatility.

Investments may be made in markets located in countries which are exposed to the risks of political change or periods of political uncertainty which could adversely affect the market value.

Counterparty Risk
There is a risk that counterparties may not perform their obligations and that settlement of transactions may not occur.

The purchase and sales of futures and options on futures contracts requires margin deposits with Futures Commodities Merchants ("FCMs"). Additional deposits may be necessary for any loss on contract value. The Commodity Exchange Act requires an FCM to segregate all customer transactions and assets from the FCM's proprietary activities. A customer's cash and other property (for example, US Treasury Bills) deposited with an FCM are considered commingled with all other customer funds subject to the FCM's segregation requirements. In the event of an FCM's insolvency, recovery may be limited to a pro rata share of segregated funds available. It is possible that the recovered amount could be less than the total cash and other property deposited.

The Company enters into forward contracts with counterparties. Forward contracts are traded in unregulated markets between principals, and consequently the Company assumes a credit risk on these contracts.

Off balance Sheet Risk/Derivative Risk
An off balance sheet market risk exists when the maximum potential loss on a particular investment is greater than the value of such investment, as reflected on the Company's Statement of Assets and Liabilities. Off balance sheet risk exists, among other situations, when the collateral received by the Company from a counterparty to an agreement with the Company proves to be insufficient to cover the Company's losses resulting from default by the counterparty of its obligation to perform under the agreement.

Futures contracts and forward contracts expose the Company to a market risk equal to the value of the contracts purchased, and unlimited liability on such contracts sold short. Such risk may therefore exceed the amounts reported on the Statement of Assets and Liabilities.

Futures and Options Risk
The Investment Manager may engage in various portfolio strategies on behalf of the Company through the use of futures and options. Due to the nature of futures, cash to meet margin monies will be held by a broker in segregated accounts with whom the Company has an open position. In the event of insolvency or bankruptcy of the futures exchange, or large losses sustained in the broker's segregated accounts, there can be no guarantee that such monies will be returned to the Company. On execution of an option the Company may pay a premium to a counterparty. In the event of the insolvency or bankruptcy of the counterparty, the option premium may be lost in addition to any unrealised gains where the contract is in the money.

The risks inherent in the use of the above instruments include adverse changes in the value of such instruments, imperfect correlation between the price of the instruments and movements in the price of the underlying security, index or futures contract and the possible absence of a liquid secondary market for any particular instrument at any time.

Liquidity and Valuation of Investments
The Company may invest in securities or derivatives which are unlisted or for which there is no active market. For example, the Company may invest in derivatives with direct or indirect exposure to emerging markets and such investments may be subject to increased political risk or adverse currency movements than securities traded in more developed markets. In addition, the Company may acquire investments which are only traded over-the-counter. Accurately valuing and realizing such investments, or closing out positions in such investments at appropriate prices, may not always be possible.

Foreign Currency Risk
The Net Asset Value per Share will be computed in the Functional Currency, whereas the Company's investments may be acquired in a wide range of currencies, some of which may be affected by currency movements of a more volatile nature than those of developed countries and some of which may not be freely convertible. It may not be possible or practicable to hedge against the consequent currency risk exposure and in certain instances the Investment Manager may consider it desirable not to hedge against such risk. The Investment Manager may enter into cross currency hedging transactions.

As at June 30, 2006 $6,979, 978 of cash was held in foreign currency.

8. Forward Foreign Exchange Contracts

At June 30, 2006 the Company held outstanding forwards. Calyon Inc & Fimat International Banque S.A. act as counterparty in the forward contracts.

9. Brokerage Commissions

Brokerage commissions of $2,124,253 are charged for the period ended June 30, 2006. This amount was consolidated within the realized and unrealized gain or loss on investments in commercial papers, options, futures and forward foreign exchange contract transactions and translations.

10. Commitments and Contingencies

In the normal course of business the Company enters into contracts that contain a variety of warranties and indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

11. Subsequent Events

There have been no subsequent events since the interim year end.

12. Approval of Financial Statements

The Financial Statements were approved by the Board of Directors on September 14th, 2006.

ACL Alternative Fund Limited

Annual Report & Audited Financial Statements
1 January, 2005 to 31 December, 2005

Abbey Capital Limited, a Commodity Pool Operator of ACL Alternative Fund Limited, operates under a claim for exemption made pursuant to sub-section 4.7 of Regulations issued pursuant to the Commodity Exchange Act, as amended.

ACL Alternative Fund Limited
Index
31 December 2005

	Page
Affirmation	1
Directory	2
Investment Manager's Report	3
Report of Independent Auditor	5
Condensed Schedule of Investments	6
Statement of Assets and Liabilities	8
Statement of Operations	9
Statement of Changes in Net Assets	10
Financial Highlights	11
Notes to the Financial Statements	12

ACL Alternative Fund Limited

c/o Daiwa Europe Fund Managers Ireland Limited
Block 5
Harcourt Centre
Harcourt Street
Dublin2
Ireland

Affirmation Required by Commodity Exchange Act, Regulations §4.7(b)(3)(i)

I, Anthony Gannon, director of Abbey Capital Limited, hereby affirmed that, to the best of my knowledge and belief, the information contained in this annual report is accurate and complete.

____
Anthony Gannon
Director

Registered Office: Chancery Hall, 52 Reid Street, Hamilton HM 12, Bermuda

Directors
Anthony Gannon (appointed 22 January 2002)
William D. Thomson (appointed 22 January 2002, Independent Non-Executive Director)
Nicholas Hoskins(appointed 31 August 2004, Independent Non-Executive Director)

Investment Manager
Abbey Capital Limited
1-2 Cavendish Row
Upper O'Connell Street
Dublin 1
Ireland

Auditors
KPMG
1 Harbourmaster Place
IFSC
Dublin 1
Ireland

Sponsoring Broker
McCann Fitzgerald
2 Harbourmaster Place
IFSC
Dublin 1
Ireland

Legal Adviser
Conyers Dill & Pearman
Clarendon House
2 Church Street
Hamilton
Bermuda

Custodian
Daiwa Securities Trust and Banking (Europe) Plc
5 King William Street
London EC4N 7JB
England

Registrar & Transfer Agent
Daiwa Europe Fund Managers Ireland Limited
Dublin Office, Block 5
Harcourt Centre
Harcourt Street
Dublin 2
Ireland

Administrator
DPM Mellon L.L.C.
400 Atrium Drive
Somerset
New Jersey 08873
United States of America

Bermuda Registrar & Secretary
M.Q. Services Limited
Chancery Hall
52 Reid Street
Hamilton HM 12
Bermuda

ACL Alternative Fund was incorporated as an open-ended investment company in Bermuda on 4 January 2002. The Company has two share classes, a USD Share Class and a Euro Share Class, and the Directors have the power to issue share classes in different currencies in the future. The Euro Share Class was launched on July 1st, 2004. The USD share class is listed on the Irish Stock Exchange, and its Net Asset Value per share on December 31st 2005 was $148.07. The Net Asset Value of the Euro Share Class on December 31st 2005 was €109.68.

The Company has two feeder funds, Abbey Global LP and ACL Fund Limited. Both feeder funds invest in excess of 40% of their assets in the Company.

Investment Objective and Strategy

The Company operates as a multi-manager fund, allocating assets to various Trading Advisors. These advisors are given a power of attorney to trade on behalf of the fund through managed accounts with the fund's two main brokers. By investing in a wide range of trading and investing strategies, the company aims to produce positive long-term returns of 10 – 12% p.a. over the risk free rate. Each component of the portfolio is chosen on the basis of the following historic characteristics (i) long term positive returns on capital invested, (ii) favourable risk-adjusted returns, (iii) a correlation between its returns and the returns on equities ranging from low positive to high negative and, ideally, with a tendency to have a negative correlation with equities when equities are declining.

Fund Performance to date

The Fund commenced trading on January 31st, 2002, with an NAV per share of 100, and this increased to $148.07 on December 31st 2005. The fund invests in sixteen Trading Advisors and one relationship has been terminated to date. The traders have provided significant diversification in terms of equity risk, and they also differ from each other in their trading strategies, providing the fund with exposure to medium and long-term trend following as well as momentum and value trading and discretionary macro strategies.

2005 was a successful year for the ACL Alternative fund with the fund's diversification across sectors and markets delivering strong outperformance against the industry indices in a difficult year for managed futures. The ACL Alternative fund was +11.3% for the year ahead of the S&P managed futures index at -6.1%(excluding product fees) and the BTOP fund at +2.5%. Abbey Capital has also reached the 5-year track record milestone and has delivered an annualised rate of return of 11.9% and a cumulative return of 77.0% since its inception in December 2000.

2004 and 2005 was a good demonstration of the rigorous and robust investment process that we believe in and apply. While the exposure to commodities and to short-term trading had created some underperformance in 2004, the research team analyzed the data since inception, specifically for 2004 and concluded that, over the long-term, diversification has worked and that our approach would be more robust and deliver better risk-adjusted returns to clients. We maintained our focus and exposure and were very pleased to be vindicated so quickly with the outperformance of 2005. In the future we will have swings both positive and negative against the financial and trendfollowing dominated indices but overall we believe that we will deliver a higher return for the same level of portfolio volatility, with our more diversified approach.

Trend-following was the strongest element of performance. However all other elements, excluding Short-term diversified, were profitable in 2005. This delivered an enhanced return at portfolio level with no additional volatility due to the continued low correlations among our trading sectors.

The portfolio has most exposure to trendfollowing (approximately 55% of risk) and this area was the main generator of return in 2005. Five of our eight trendfollowing managers were profitable. The strongest were those with a higher exposure to commodities. The losing managers had a larger exposure to Bonds and also suffered losses in their medium term systems which got whipsawed throughout the year.

Foreign exchange trading improved this year and delivered an average year after a very strong performance in the second half of 2005.

Macro trading produced a good return on the year. We added an additional manager to increase diversification and capacity in this area and will continue to search for quality players to join this group.

Short-term trading (2 to 5 days) continued its difficult performance through the first half of 2005. We analyzed and researched this area in depth in Q105 and decided to stay committed, maintaining exposure to this trading sector, in the belief that the low volatility across bonds, FX and Equities would eventually increase. This proved the correct action as the market volatility finally began to increase as markets became less certain and the Fed began to raise rates. We also added an additional manager to diversify the short-term risk and this also improved this sector's risk adjusted performance. The short-term managers delivered good performance in the later half of the year and have continued to deliver zero correlation with trendfollowers.

Value trading again provided excellent diversification throughout the year. It generated profits during the difficult period for trendfollowers in the first half of the year and suffered losses during the strong trending period from July through to October. This highlights the diversification effect of this element of the portfolio. We believe that the value strategy can often get into trends early and also exit early which can reduce exposure to sharp trend reversals and therefore we plan to maintain this element of our portfolio.

Diversification has improved further this year as we increased the number of managers from 13 to 16 and this has led to reduced volatility at the portfolio level. In 2004 the difference between allocated volatility at the manager level and actual volatility at the portfolio level increased to just over 40%.

While the non-trendfollowing strategies also produced profits during the year they did so in different periods than the trendfollowers and continued to maintain their low correlations with trendfollowers through the year (average +0.1). We remain confident that there is a strong positive alpha potential from all these sources and that this low correlation benefits the portfolio. In this regard we remain committed to their inclusion in our diversified long-term investment strategy.

Abbey Capital Limited
March 1st, 2006



KPMG
Chartered Accountants
1 Harbourmaster Place
IFSC
Dublin 1
Ireland

Report of Independent Auditor to the Shareholders of ACL Alternative Fund Limited

We have audited the statement of assets and liabilities, including the condensed schedule of investments, of ACL Alternative Fund Limited, as at 31 December 2005 and the related statements of operations and changes in net assets for the year then ended. These financial statements are the responsibility of the directors. Our responsibility is to express an opinion on these financial statements based on our audit.

This report is made solely to the Company's shareholders. Our audit work has been undertaken so that we might state to the Company's shareholders those matters we are required to state in an auditor's report and for no other purpose. To the furthest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company's shareholders, for our audit work, for this report, or for the opinions we have formed.

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respect, the financial position of the Company, as at 31 December 2005, and the results of its operations and changes in its net assets for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

KPMG
Dublin, Ireland
10 March 2005

ACL Alternative Fund Limited
Condensed Schedule of Investments
31 December 2005

	2005 Market Value US$	2005 % of Net Asset Value	2004 Market Value US$	2004 % of Net Asset Value
Short term deposits				
Bank of Scotland Ireland 31/01/06	41,619,607	13.58%	37,291,316	15.41%
Bank of Ireland 31/01/06	41,757,098	13.62%	37,432,838	15.47%
BNP Paribas 31/01/06	41,631,707	13.58%	37,323,527	15.43%
Ulster Bank 31/01/06	41,742,451	13.62%	37,427,560	15.47%
Rabobank 31/01/06	41,735,641	13.62%	37,424,471	15.47%
Total short term deposits	208,486,504	68.02%	186,899,712	77.25%
Long positions				
Purchased options				
Purchased options on Forward Currency Contracts	611,086	0.20%	781,003	0.32%
Purchased options on Metals Futures Contracts	7,000	0.00%	7,200	0.00%
Total Options (cost $859,708)	618,086	0.20%	788,203	0.32%
Investments in Long Futures Contracts				
Various Metals Futures Contracts	(6,350,219)	(2.09%)	(398,275)	(0.16%)
Various Energy Futures Contracts	(412,247)	(0.13%)	(173,842)	(0.07%)
Various Lumber Futures Contracts	(15,052)	(0.00%)	16,676	0.01%
Various Grain Futures Contracts	(399,601)	(0.13%)	(32,715)	(0.01%)
Various Meats Futures Contracts	(34,280)	(0.01%)	112,570	0.05%
Various Other Futures Contracts	(382,040)	(0.12%)	433,147	0.18%
Various Currencies Futures Contracts	(494,541)	(0.16%)	837,809	0.35%
Various Stock Index Futures Contracts	(13,656)	(0.00%)	1,330,274	0.55%
Various Interest Rate Futures Contracts	(36,825)	(0.01%)	66,015	0.03%
	(8,138,461)	(2.65%)	2,191,959	0.93%

ACL Alternative Fund Limited
Condensed Schedule of Investments
31 December 2005

	2005 Market Value US$	2005 % of Net Asset Value	2004 Market Value US$	2004 % of Net Asset Value
Short Positions				
Investments in Short Futures Contracts				
Various Metals Futures Contracts	16,408,349	5.34%	104,350	0.04%
Various Energy Futures Contracts	(888,356)	(0.29%)	413,608	0.17%
Various Lumber Futures Contracts	3,564	0.00%	(12,749)	(0.01%)
Various Grain Futures Contracts	73,761	0.02%	464,314	0.19%
Various Meats Futures Contracts	740,911	0.24%	4,618	0.00%
Various Other Futures Contracts	5,577,035	1.82%	(18,543)	(0.01%)
Various Currencies Futures Contracts	(650,880)	(0.21%)	(155,292)	(0.06%)
Various Stock Index Futures Contracts	1,482,422	0.48%	45,465	0.02%
Various Interest Rate Futures Contracts	1,030,418	0.34%	302,219	0.12%
	23,777,224	7.74%	1,147,990	0.46%
Long Forward Contracts				
Various LME Metals Forward Contracts	-	-	4,811,973	1.99%
Various Currencies Forward Contracts	(2,464,433)	(0.80%)	3,638,922	1.50%
	(2,464,433)	(0.30%)	8,450,895	3.49%
Short Forward Contracts				
Various LME Metals Forward Contracts	-	-	(4,132,959)	(1.71%)
Various Currencies Forward Contracts	2,779,020	0.91%	(4,131,958)	(1.71%)
	2,779,020	0.91%	(8,264,917)	(3.42%)
Net unrealised gain on futures and forward contracts	15,953,350	5.20%	3,525,927	1.46%
Other net assets and liabilities	81,470,324	26.58%	50,747,166	20.97%
Net assets	306,528,264	100.00%	241,961,008	79.03%

ACL Alternative Fund Limited
Statement of Assets and Liabilities
31 December 2005

	2005 US$	2004 US$
Assets		
Investments in short term deposits at market value (Note 2)	**208,486,504**	186,899,712
Investments in options at market value (cost$2005: US$859,708: 2004: US$1,072,660))	**618,086**	788,203
Net unrealized gain on futures and forward contracts	**15,953,350**	3,525,927
Cash held at bank	**15,157,831**	105,005
Cash balances held at broker – Calyon Inc. & Fimat International Banque S.A.	**76,732,348**	55,275,943
Total assets	**316,948,119**	246,594,790
Liabilities		
Depreciation deposits	**2,429,666**	2,907,667
Trading advisors fees payable (Note 3)	**621,339**	455,685
Management fees payable (Note 3)	**191,759**	151,322
Trading advisors incentive fees payable (Note 3)	**2,773,728**	688,999
Incentive fee payable (Note 3)	**1,062,431**	117,909
Administration fees payable (Note 3)	**129,383**	195,876
Accrued expenses (Note 6)	**253,870**	96,324
Redemption payable	**1,543,979**	20,000
Subscription received in advance	**1,413,700**	-
Total liabilities	**10,419,855**	4,633,782
Net assets	**306,528,264**	241,961,008
Analysis of Net Assets		
Paid-in capital (Note 5)	**267,846,694**	233,653,686
Distributable earnings	**38,681,570**	8,307,322
Net assets	**306,528,264**	241,961,008
Shares in issue – USD Share Class	**1,927,806**	1,744,063
Shares in issue – Euro Hedged Share Class	**162,287**	72,799
Net asset value per share – USD Share Class	**$148.07**	$133.03
Net asset value per share – Euro Hedged Share Class (€109.68)	**$139.24**	$136.63

The accompanying notes are an integral part of these financial statements

The financial statements were approved by the Board of Directors and signed on their behalf by:

Director Director

ACL Alternative Fund Limited
Statement of Operations
Year Ended 31 December 2005

	2005 US$	2004 US$
Investment income and expenses		
Income		
Deposit interest (Note 2)	**8,275,053**	2,271,978
	8,275,053	2,271,978
Operating expenses		
Trading advisors fees (Note 3)	**2,938,987**	1,938,832
Trading advisors incentive fees (Note 3)	**5,683,826**	2,528,561
Management fees (Note 3)	**2,069,925**	1,305,166
Performance fees (Note 3)	**131,219**	751,218
Administration fees (Note 3)	**478,407**	315,345
Audit fees	**242,680**	86,008
Directors' fees	**10,000**	5,000
Other expenses	**34,075**	27,941
	11,589,119	6,958,071
Net investment loss	**(3,314,066)**	(4,686,093)
Net realized gain/(loss) on		
Investments in options futures and forward foreign exchange contract transactions and translations	**21,630,205**	(2,083,645)
Net unrealized gain/(loss) on		
Investments in options futures and forward foreign exchange contract transactions and translations	**12,058,109**	(546,910)
Net realized and unrealised gain/(loss) from investments and foreign currency	**33,688,314**	(2,630,555)
Net increase/(decrease) in net assets as a result of operations	**30,374,248**	(7,316,648)

The accompanying notes are an integral part of these financial statements

The financial statements were approved by the Board of Directors and signed on their behalf by:

Director Director

ACL Alternative Fund Limited
Statement of Changes in Net Assets
31 December 2005

	2005 US$	2004 US$
Increase/(decrease) in net assets from operations		
Net investment loss for the period	**(3,314,066)**	(4,686,093)
Net realized gain/(loss) on		
Investments in commercial paper, options, futures and forward foreign exchange contract transactions and translations	**21,630,205**	(2,083,645)
Net unrealized gain/(loss) on		
Investments in commercial paper, options, futures and forward foreign exchange contract transactions and translations	**12,058,109**	(546,910)
Increase/(decrease) in net assets as a result of operations	**30,374,248**	(7,316,648)
Capital transactions		
Proceeds on the issue of shares	**91,847,660**	202,315,503
Paid on the redemption of shares	**(58,572,646)**	(13,336,636)
Depreciation deposits applied	**917,994**	493,464
Net proceeds from capital transactions	**34,193,008**	189,472,331
Total increase in net assets	**64,567,256**	182,155,683
Net assets		
Beginning of year	**241,961,008**	59,805,325
End of year	**306,528,264**	241,961,008

The accompanying notes are an integral part of these financial statements.

ACL Alternative Fund Limited
Financial Highlights
31 December 2005

	2005 USD Share Class US$	**2005 Euro Hedged Share Class US$**	2004 USD Share Class US$	2004 Euro Hedged Share Class US$
Net investment gain/(loss) for the period per share*	**1.65**	**1.31**	(3.77)	(0.92)
Net realized and unrealised gain or loss on investments per share*	**13.39**	**1.30**	(2.88)	13.53
Net increase/(decrease) in net asset value per share	**15.04**	**2.61**	(6.65)	12.61
Net asset value per share at beginning of period	**133.03**	**136.63**	139.68	124.02
Net asset value per share at end of period	**148.07**	**139.24**	133.03	136.63
Total return before incentive and performance fees	**13.45%**	**3.53%**	(2.57)%	10.57%
Incentive and performance fees	**(2.14)%**	**(1.62)%**	(2.19)%	(0.40)%
Total return after incentive fees	**11.31%**	**1.91%**	(4.76)%	10.17%
Ratio of expenses to average net assets before incentive and performance fees**	**2.11%**	**2.11%**	2.17%	2.15%
Incentive fees	**2.09%**	**2.44%**	1.96%	0.46%
Ratio of expenses to average net assets after incentive fees	**4.20%**	**4.55%**	4.13%	2.61%
Ratio of net investment loss to average net assets	**1.27%**	**0.92%**	(2.80)%	(1.00)%
Net assets at end of period	**US$285,458,340**	**US$21,069,924**	US$232,014,662	US$9,946,346

* Calculated based on average shares outstanding during the period.

** Incentive fees paid/payable to trading advisors and investment manager.

The accompanying notes are an integral part of these financial statements.

1. The Company and its activities

The ACL Alternative Fund Limited ("the Company") is an open-ended investment company, located in Bermuda with variable capital and limited liability. The Company was incorporated on 4 January 2002.

The investment objective of the Company is to achieve long term capital appreciation for its Shareholders, by operating as a multi-advisor fund. Each Trading Advisor has power of attorney to execute trades on behalf of the company through a managed account in the Company's name held with one of the Company's principal brokers.

The Company offers two share classes, a USD share class and a Euro share class. The USD share class is listed on the Irish Stock Exchange. The Euro share class was launched 1 July 2004. Investors may invest in the Company directly or via an affiliated fund, the ACL Fund Limited.

The functional currency is United States Dollar ($).

2. Significant Accounting Policies

These financial statements are presented using the United States Dollar ($) as the functional currency and are prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts and disclosures in the financial statements and accompanying notes. Actual amounts could differ from these estimates.

Basis of preparation

The financial statements are prepared under the historical cost convention, as modified by the revaluation of investments to fair value.

Recognition of Income

Interest income is accounted for on an accrual basis.

Valuation of Investments

The value of any security traded on a stock exchange is valued at the last reported trade quoted on such exchange or, if not available, at the mean between the exchange quoted bid and ask prices at the close of business.

Derivative instruments dealt on a market will be valued at the settlement price as of the date of valuation for such instruments on such market. Where such derivative instruments are not dealt on a market, their value should be the weekly quotation from the counterparty, provided that the valuation is approved monthly by an independent party appointed by Abbey Capital Limited (the "Investment Manager") and approved for the purpose by Daiwa Securities Trust and Banking (Europe) PLC (the "Custodian").

In the event of no ready market value or counterparty quote being available, or if such valuation is not representative of the asset's fair market value, DPM Mellon LLC (the "Administrator") is entitled to use other generally recognized valuation principles in order to reach a proper valuation

of that specific asset, provided that any alternative method of valuation is approved by the Custodian.

Realized gains and losses on investments are determined on a first-in first-out basis, except for futures where opening trades undertaken on the same day are netted prior to the application of first-in, first-out.

Foreign Currency
Investment securities and other assets and liabilities denominated in foreign currencies are translated into US Dollar amounts at the date of valuation. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The Company does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Options Purchased
When an option is purchased, an amount equal to the premium paid is recorded as an investment and is subsequently adjusted to the current market value of the option purchased. Premiums paid for the purchase of options which expire unexercised are treated by the Company on the expiration date as realized losses. If a purchased call option is exercised, the premium increases the cost basis of the security or foreign currency purchased by the Company.

Short Term Deposits
Short-term deposits are stated at amortized cost, which approximates fair value.

Forward Currency Contracts
The unrealized gain or loss on open forward currency contracts is calculated by reference to the difference between the contracted rate and the rate to close out the contract. Unrealized gains and unrealized losses are disclosed net on the statement of assets and liabilities. Realized gains or losses include amounts on contracts which have been settled or offset by other contracts with the same counterparty.

Futures Contracts
Initial margin deposits are made upon entering into futures contracts and are generally made in cash. During the period the futures contract is open, changes in the value of the contract are recognised as unrealised gains or losses by "marking-to-market" on a daily basis to reflect the market value of the contract at the end of each day's trading. Unrealised gains and unrealized losses are disclosed net on the statement of assets and liabilities. When the contract is closed, the Company records a realised gain or loss equal to the difference between the proceeds from (or cost of) the closing transaction and the Company's basis in the contract.

Brokerage Commissions
Brokerage commissions, including other trading expenses, are charged to expenses as they are incurred to open a position, and an amount accrued for the close out of the position.

3. Fees and Expenses

There are no class specific expenses except where in the interests of seeking the optimal protection of a shareholder's investment, the Company may engage in foreign exchange hedging transactions for the Euro Hedged Share Class (where profits, gains and losses, costs, income and expenditure consequent upon such hedging transactions are allocated to that class).

Management and Performance Fees
The Company will pay to the Investment Manager an annual fee based on the Net Asset Value of the Company on the Dealing Day each month payable monthly in arrears at a rate of 0.75% per annum of the Net Asset Value of the Company. Management fees for the year ended 31 December 2005 were $2,069,925 (2004: $1,305,166), of which $191,759 (2004: $151,322) remains payable at year-end.

The Manager is also entitled to a performance fee for each calendar quarter equal to 7.5% of the Net New Investment Profit (as defined below) for the quarter. Performance fees for the year ended 31 December 2005 were $131,219 (2004: $751,218). Abbey Capital Limited received incentive fees of $1,735,988 during 2005, of which $131,219 was payable by the Company, the remainder was payable from the depreciation deposit account.

"Net New Investment Profit" means, the increase in the Company's Net Asset Value of the applicable class outstanding in respect of each calendar quarter, prior to the deduction of the Manager's performance fee, and subject to a high water mark.

The performance fee will be accrued and taken into account in the calculation of the Net Asset Value per Share on each Valuation Day.

Investment Manager and Trading Advisor Equalization
The incentive fee calculation in respect of the Company is computed by operating an equalization accounting system so that each Share is charged an incentive fee that is based upon with that Share's performance. This structure is intended to reduce the impact on existing shareholders of performance fees attributable to capital contributed or withdrawn during a performance period, and allows that all Shares within the same Share class have the same Net Asset Value per Share.

Where an investor subscribes for Shares at a time when the Net Asset Value per Share is less than the high water mark then an adjustment is required to reduce inequalities that may otherwise result to the respective subscriber, to the other Shareholders of the Company, or to the Investment Manager or Trading Advisor. The high water mark is the greater of (i) the highest Net Asset Value per Share on the last day of any calendar quarter and (ii) the initial issue price for the Shares, both adjusted to take into account any distributions made in the interim.

Where Shares are subscribed at a time when the Net Asset Value per Share is less than the high water mark, no incentive fee will be accrued for existing Shareholders until the high water mark has been recovered. New Shareholders will however, in effect, be required to pay an incentive fee with respect to any subsequent appreciation in the Net Asset Value per Share of those Shares until the high water mark has been achieved (the "Depreciation Deposit"). The Depreciation Deposit is the

incentive fee that is payable if the Net Asset Value per Share increases up to the high water mark. The Depreciation Deposit is recorded on the Statement of Assets and Liabilities as a liability. This liability is reduced when the related incentive fee is paid to the Investment Manager and Trading Advisors. During the year ended 31 December 2005, incentive fees of $917,994 (2004: $493,464) were paid from the Depreciation Deposit account. As at 31 December 2005 $1,512,806 (2004: $163,735) relates to Incentive Fee due to the Trading Advisors from the Depreciation Deposit account.

The Depreciation Deposit will be maintained in a bank account of the Company and will not be invested in the Company. Any interest earned on funds in this bank account will accrue for the benefit of the Company.

Where Shares ("Premium Shares") are purchased at a time when the Net Asset Value per Share is greater than the high water mark, the prospective investor is required to pay an additional sum equal to the accrual then in place per Share in respect of the incentive fee (an "Equalization Credit"). The Equalization Credit is designed to ensure that all Shareholders have the same amount of capital at risk per Share. The Equalization Credit may be returned to the investor in the form of shares providing the net asset value per share remains above the high watermark at the end of a subsequent performance period. To the extent that the net asset value per share declines below the offer price, so the proportionate reduction in the Equalization Credit returned to the investor. The Equalization Credit is recorded on the Statement of Assets and Liabilities as a liability. This liability is reduced when shares are returned to the investor.

The Equalization Credit will be maintained in a bank account of the Company and will not be invested in the Company. Any interest earned on funds in this bank account will accrue for the benefit of the Company.

Trading Advisors – Managed Accounts

The Company operates as a multi-advisor fund as the Directors believe that the Company's investment performance may remain more consistent and less volatile over the long-term than if a single trading advisor were employed. Each advisor is given power of attorney to execute trades on behalf of the Company through a Managed Account in the Company's name held with one of the Company's Principal Brokers to which the Directors have allocated a portion of the Company's assets.

The Company will pay to the external Trading Advisors an annual management fee based on the notional value of the Company's assets allocated by the Investment Manager to the Trading Advisor payable monthly in arrears. Fees range from manager to manager from a minimum of 0% to a maximum of 2% per annum based upon the Trading Advisor's notional assets under management. Trading Advisors' management fees for the period ended 31 December 2005 were $2,938,978 (2004: $1,938,832). The Company will pay to the Trading Advisors an incentive fee each calendar quarter when Net New Trading Advisor Profit has been generated. Incentive fees will range from 0% to 25% per annum of Net New Trading Advisor Profit (as defined below) for the quarter (the "Incentive Fee"). Trading Advisors' incentive fees for the period ended 31 December 2005 were $5,683,826 (2004: $2,528,561).

"Net New Trading Advisor Profit" means, with respect to any calendar quarter, any net profits (or losses) realized on all transactions closed out in the Managed Account during the quarter (after deduction of brokerage commissions, exchange fees, NFA fees and give-up fees, but prior to the deduction of any fees charged by the Investment Manager, Administrator or Custodian for services

to the Company, plus (A) the change in net unrealized profits (or losses) on open positions in the Managed Account as of the end of the quarter versus the amount of such unrealized profits (or losses) on open positions in the Managed Account as of the end of the preceding quarter, minus (B) the Management Fees for the calendar quarter (but not including any Incentive Fee) and minus (C) any cumulative net realized and unrealized trading losses (including expenses) incurred in the Managed Account since the last preceding calendar quarter for which an Incentive Fee was payable.

Custodian, Administration, Secretary and Registrar and Transfer Agent Fees
The aggregate fees payable by the Company to the Registrar and Transfer Agent, Administrator and Custodian in relation to administration services, registrar and transfer services and custody services provided to the Company will be 19bp p.a. of the Net Asset Value (plus borrowings, if any) of the Company, calculated on each Valuation Day, up to $100 million, 17bp p.a. on the next $150 million, 13bp p.a. on the next $150 million and 12bp p.a. thereafter. These fees will accrue daily and will be paid monthly in arrears. In addition the Company will pay Euro 5,000 p.a. for secretarial services.

All of the fees specified in the foregoing paragraph above for administration, registrar and transfer, custody and secretarial services will be paid in aggregate by the Company to the Custodian. The Custodian will then be responsible for paying the individual fees due to the Administrator, and the Registrar and Transfer Agent. The Administrator will be responsible for paying the fees due to the Corporate Secretary and Bermuda Registrar.

Directors' Fees
The Company shall pay the Directors such annual remuneration for acting as Directors of the Company as the Directors may from time to time agree, provided however that the annual remuneration of the Directors shall not, in the aggregate, exceed $20,000. Mr. Gannon will not receive any Directors' fee. Such fees shall be payable semi-annually in arrears.

4. Taxation

At the present time, no income, profit or capital gains taxes are levied in Bermuda and, accordingly, no provision for such taxes has been recorded by the Company. The Company has received from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 an assurance that, in the event of there being enacted in Bermuda any legislation imposing tax computed on profits or income, or computed on any capital assets, gain or appreciation or any tax in the nature of estate duty or inheritance tax, the Company shall be exempt from all such taxes until 28 March 2016.

As an exempted mutual fund company, the Company is liable to pay in Bermuda an annual government registration fee, at a current rate of $1,780 per annum, based upon the Company's authorized share capital.

5. Share Capital

The share capital of the Company is as follows:

Shares — Authorized and issued: 100 Founder Shares of $0.01 each, having been issued for the purposes of incorporation.

Shares — Authorized and unissued: 10,000,000 redeemable shares of $0.001 par value, which are available for issue in classes, each with a designated currency of issue. Two share classes are authorized at 31 December 2005; a US Dollar share class and a Euro share class. The Euro share class was launched 1 July 2004.

Each share is entitled to a vote.

Redeemable shares are offered on each business day. Applications are subject to a sales charge of up to 3% (payable to the Company and/or its placement agents). Fractional shares may be issued.

Applications and redemptions received by 5pm (Irish time) are processed the following business day. Directors may refuse to redeem any shares in excess of one-tenth of the total number of shares in issue or deemed to be in issue. The right to redeem will be temporarily suspended during any period when the calculation of the net asset value is suspended.

Income, expenses, realized and unrealized gains are allocated between the US Dollar Share Class and the Euro Hedged Share Class based on their relative net assets (with the exception of Class-specific income and expenses, in particular the gains or losses arising on the Euro Hedged Share Class currency hedging transactions).

US Dollar Share Class	**Share No.**	**Share Capital**	**Share Premium**	**Total**
Balance at 31 December 2003	428,153	428	44,180,927	44,181,355
Shares issued	1,416,496	1,416	193,238,765	193,240,181
Shares redeemed	(100,585)	(101)	(13,336,535)	(13,336,636)
Depreciation deposits applied	-	-	487,672	487,672
Balance at 31 December 2004	**1,744,063**	**1,743**	**224,570,829**	**224,572,572**
Shares issued	611,999	612	80,062,500	80,063,112
Shares redeemed	(428,256)	(427)	(57,967,150)	(57,967,577)
Depreciation deposits applied	-	-	864,465	864,465
Balance at 31 December 2005	**1,927,806**	**1,928**	**247,530,644**	**247,532,572**

Euro Hedged Share Class	**Share No.**	**Share Capital**	**Share Premium**	**Total**
Balance at 31 December 2003	-	-	-	-
Shares issued	72,799	73	9,075,249	9,075,322
Shares redeemed	-	-	-	-
Depreciation deposits applied	-	-	5,792	5,792
Balance at 31 December 2004	**72,799**	**73**	**9,081,041**	**9,081,114**
Shares issued	94,389	94	11,784,454	11,784,548
Shares redeemed	(4,901)	(5)	(605,064)	(605,069)
Depreciation deposits applied	-	-	53,529	53,529
Balance at 31 December 2005	**162,287**	**162**	**20,313,960**	**20,314,122**

As at 31 December 2005, 12.02% and 7.58% of the US Dollar shares were held by the ACL Fund Ltd and Abbey Global LP respectively.

6. Sundry Payables and Accrued Expenses

	2005	2004
Audit fees	**152,783**	60,320
Corporate secretarial fees	-	1,557
Commissions	**88,643**	34,447
Directors' fees	**5,000**	-
Listing fees	**5,193**	-
Legal fees	**2,252**	-
	253,871	96,324

7. Financial Instruments

The main risks arising from the Company's financial instruments are as follows:

Market Risk
Market risk represents the potential loss that can be caused by a change in the market value of the financial instruments. The Company's exposure to market risk is determined by a number of factors including interest rates, foreign currency exchange and market volatility.

Investments may be made in markets located in countries which are exposed to the risks of political change or periods of political uncertainty which could adversely affect the market value.

Counterparty Risk
There is a risk that counterparties may not perform their obligations and that settlement of transactions may not occur.

The purchase and sales of futures and options on futures contracts requires margin deposits with Futures Commodities Merchants ("FCMs"). Additional deposits may be necessary for any loss on contract value. The Commodity Exchange Act requires an FCM to segregate all customer transactions and assets from the FCM's proprietary activities. A customer's cash and other property (for example, US Treasury Bills) deposited with an FCM are considered commingled with all other customer funds subject to the FCM's segregation requirements. In the event of an FCM's insolvency, recovery may be limited to a pro rata share of segregated funds available. It is possible that the recovered amount could be less than the total cash and other property deposited.

The Company enters into forward contracts with counterparties. Forward contracts are traded in unregulated markets between principals, and consequently the Company assumes a credit risk on these contracts.

Off balance Sheet Risk/Derivative Risk
An off balance sheet market risk exists when the maximum potential loss on a particular investment is greater than the value of such investment, as reflected on the Company's Statement of Assets and Liabilities. Off balance sheet risk exists, among other situations, when the collateral received by the Company from a counterparty to an agreement with the Company proves to be insufficient to cover the Company's losses resulting from default by the counterparty of its obligation to perform under the agreement.

Futures contracts and forward contracts expose the Company to a market risk equal to the value of the contracts purchased, and unlimited liability on such contracts sold short. Such risk may therefore exceed the amounts reported on the Statement of Assets and Liabilities.

Futures and Options Risk
The Investment Manager may engage in various portfolio strategies on behalf of the Company through the use of futures and options. Due to the nature of futures, cash to meet margin monies will be held by a broker in segregated accounts with whom the Company has an open position. In the event of insolvency or bankruptcy of the futures exchange, or large losses sustained in the broker's segregated accounts, there can be no guarantee that such monies will be returned to the Company. On execution of an option the Company may pay a premium to a counterparty. In the

event of the insolvency or bankruptcy of the counterparty, the option premium may be lost in addition to any unrealised gains where the contract is in the money.

The risks inherent in the use of the above instruments include adverse changes in the value of such instruments, imperfect correlation between the price of the instruments and movements in the price of the underlying security, index or futures contract and the possible absence of a liquid secondary market for any particular instrument at any time.

Liquidity and Valuation of Investments
The Company may invest in securities or derivatives which are unlisted or for which there is no active market. For example, the Company may invest in derivatives with direct or indirect exposure to emerging markets and such investments may be subject to increased political risk or adverse currency movements than securities traded in more developed markets. In addition, the Company may acquire investments which are only traded over-the-counter. Accurately valuing and realizing such investments, or closing out positions in such investments at appropriate prices, may not always be possible.

Foreign Currency Risk
The Net Asset Value per Share will be computed in the Functional Currency, whereas the Company's investments may be acquired in a wide range of currencies, some of which may be affected by currency movements of a more volatile nature than those of developed countries and some of which may not be freely convertible. It may not be possible or practicable to hedge against the consequent currency risk exposure and in certain instances the Investment Manager may consider it desirable not to hedge against such risk. The Investment Manager may enter into cross currency hedging transactions.

As at 31 December 2005 $12,004,977 cash was held in foreign currency.

8. Forward Foreign Exchange Contracts

At 31 December 2005 the Company held outstanding forwards. Calyon Inc & Fimat International Banque S.A. act as counterparty in the forward contracts.

9. Related Party Disclosures

The Directors, as noted on page 2, are treated as related parties. Fees of $10,000 were paid to Directors during the period. All other related party transactions have been fully disclosed in the financial statements, including investments in affiliated funds.

10. Brokerage Commissions

Brokerage commissions of $3,794,313 are charged for the period ended 31 December 2005 (2004: $2,715,771). This amount was consolidated within the realized and unrealized gain or loss on investments in options, futures and forward foreign exchange contract transactions and translations.

11. Commitments and Contingencies

In the normal course of business the Company enters into contracts that contain a variety of warranties and indemnifications. The Company's maximum exposure under these arrangements is

unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

12. Subsequent Events

There were no material subsequent events, which necessitate revision of the figures included in the financial statements.

13. Approval of Financial Statements

The Financial Statements were approved by the Board of Directors on 10 March 2006.

Abbey Capital

ACL Alternative Program (USD A Share Class)

Monthly Performance Update August 2006 +1.2%

Email address: info@abbeycapital.com
Phone: 353 - 1 - 828 - 0400
Fax: 353 - 1 - 828 - 0499

The ACL Alternative Fund USD A Share Class returned +1.2% in August, and is currently +8.0% year-to-date. August saw profitable opportunities particularly in currency and soft commodity markets, with some losses in energy and fixed income trading. Generally, global inflation fears subsided as the markets began to anticipate the end of the current interest rate cycle and this was the main driver behind market trends. The Federal Reserve paused in its interest rate tightening cycle for the first time in 17 consecutive meetings amid signs that the US economy was slowing and forecasts that inflation pressures will begin to "ease gradually". Soft economic data from Japan reinvigorated the "carry" trade as further BoJ rate increases seemed less likely and investors sought higher yields. The ceasefire between Israel and Hezbollah agreed mid-month held through August, reducing geo-political tensions and the risk premium on oil, while a UN dead-line on Iran's nuclear program expired at the end of August without immediate consequence and several Hurricanes passed through the Gulf of Mexico without affecting production, further reducing energy prices.

FX trading was profitable with opportunities centred on JPY weakness. Soft Japanese GDP and CPI data led to a downward revision of future BoJ interest rates and the JPY once again became the primary funding currency in the carry trade. This saw the JPY reach record lows over 150 against the EUR and 8-year lows against the GBP and CHF with the NZD also rallying strongly Despite choppy trading the USD remained in a tight range against most of the other major currencies, steady at 1.28 against the EUR.

Global bond and interest rate markets rallied and yields fell as interest rate expectations were revised down on lower-than-expected inflation data and falling consumer confidence and housing data. Equity markets rallied on lower interest rate forecasts and falling energy prices.

Metals markets were mixed in August. Fears of slowing economic growth, especially in the construction industry, led to a slight fall in Copper prices to $7,700, despite strike action at the world's largest Copper mine in Chile. However, Nickel reached record highs around $30,000 on critically tight inventory levels. Gold declined slightly to $628 as geo-political tensions eased and the USD remained well supported on currency markets.

In early August Crude regained July's record highs over $78. However, a more stable situation in the Middle-East, growing inventory levels and the absence of any storms in the Gulf of Mexico which really threatened oil production or refining capacity saw prices fall below $69 into month-end. Gasoline and Natural Gas prices also fell sharply as inventories rose and cooler weather reduced electricity demand.

Eight of the eighteen managers in the ACL Alternative were positive in August. Trendfollowing made gains, particularly in FX and softs trading, although energy trades were loss-making on the month. Short-term trading generated losses, particularly in range-bound but choppy EUR & CHF markets. Value trading saw gains in FX as the carry trade performed well, with long positions in the New Zealand Dollar delivering strong returns. Gains from the falling JPY and from GBP and NZD strength generated solid profits for FX managers. Macro trading was positive with profits coming from long Icelandic Krona positions against the EUR and USD as well as from long Nikkei positions.

ACL Alternative Program Monthly Rates of Return

(commencing 1st December 2000)

	2000	2001	2002	2003	2004	2005	2006
January	-	-1.8%	-1.6%	4.6%	0.7%	-5.0%	5.5%
February	-	2.4%	-2.5%	8.4%	7.1%	0.2%	-2.9%
March	-	6.1%	3.2%	-7.7%	-0.3%	0.7%	3.5%
April	-	-5.2%	-2.6%	1.0%	-5.9%	-2.8%	7.3%
May	-	0.1%	-1.4%	7.2%	-2.3%	2.6%	-0.6%
June	-	-1.6%	10.6%	-4.8%	-4.3%	3.8%	-2.9%
July	-	2.2%	4.8%	-1.0%	-1.8%	0.1%	-2.9%
August	-	5.8%	4.8%	-0.9%	-2.2%	1.9%	1.2%
September	-	7.0%	5.5%	-1.0%	2.1%	2.7%	-
October	-	9.7%	-7.2%	2.7%	1.3%	-1.7%	-
November	-	-11.5%	-1.7%	1.2%	1.7%	7.9%	-
December	8.8%	-0.0%	6.9%	6.0%	-0.4%	0.9%	-
YTD	8.8%	11.8%	19.0%	15.3%	-4.8%	11.3%	8.0%

Figure for August 2006 is estimated

(The Program consists of investments in a group of external Alternative Investment Managers.The program includes pro-forma interest from Dec 2000 to Apr 2001, and actual interest from May 2001 to date. Returns are net of fees. ACL Alternative Fund was launched on 31/01/02 and the rate of return for Jan was 0.09%)

Performance

(as at 31st August 2006)

	ACL Alternative Program (01/12/00)	ACL Alternative Fund (31/01/02)
Cumulative Return	91.1%	59.9%
Annualised ROR	11.9%	10.6%
Largest Monthly Gain	10.6%	10.6%
Largest Monthly Loss	-11.5%	-7.7%
Annualised Volatility	15.5%	14.2%
Volatility from Nov 2003	12.1%	12.1%
Maximum Drawdown	-17.8%	-17.8%
Sharpe Ratio	0.6	0.6

* program started Dec 1st 2000, and fund was launched on January 31st 2002

Correlation Table

(Monthly Returns 01/12/00 to date)

	S&P 500	ACL Alternative Program	ACL Global Program	MSCI World index
S&P 500	1.0	[illegible]	0.8	1.0
ACL Alternative Program		1.0	0.3	-0.3
ACL Global Program			1.0	0.8
MSCI (total return) World index				1.0





ACL Alternative Program (USD)

Monthly Performance Update July 2006 -2.9%

Email address: info@abbeycapital.com
Phone: 353 - 1 - 828 - 0400
Fax: 353 - 1 - 828 - 0499

The ACL Alternative Fund USD Share Class returned -2.9% in July, and is currently +6.7% year-to-date. Strong, clear trends were difficult to discern in July creating a challenging trading environment. Against a backdrop of increasing geo-political tensions in the Middle East and the Korean Peninsula, Bernanke's mid-month testimony to the US Senate suggested that the peak of the Fed's current tightening cycle is very close and this saw a return of risk appetite with a resulting weaker USD, strong emerging market currencies, falling bond yields, and support for metals and stock prices into month-end. Japan ended its zero-interest rate policy and lowered future interest rate expectations as the BoJ cautioned the market not to expect "consecutive" rate rises. Losses occurred across most market sectors, especially bond, interest rate and FX markets, with losses also in soft commodity and energy trading. Metals market trading was positive on the month.

July presented a difficult FX trading environment as the USD initially strengthened against major currencies, rallying from 1.28 to 1.25 against the EUR & from 114 to 118 against the JPY on a return to the carry trade. However, with the Fed signalling that US inflationary pressures had moderated this strength reversed and the USD closed flat on the month. Robust economic and inflationary data from the UK and Australia saw the GBP and AUD rally strongly against other majors in July, generating profitable opportunities.

Bond and interest rate markets were loss-making overall as the Fed and BoJ dampened future interest rate expectations, reversing recent trends towards higher yields, causing losses from short positions. Global equity markets were mixed with stocks generally lower into mid-month before rebounding as interest rate forecasts were revised. Profits were captured from both bullish and bearish positioning across different equity indices.

Metals markets were higher overall in July on continued supply concerns and increased risk appetite despite some mid-month volatility. China's decision not to raise interest rates supported base metal prices, with Nickel reaching record highs on continued demand growth and tight supply, while Copper prices were also supported by strike fears in Chile. Gold added +5% in July as geo-political tensions increased.

Crude Oil initially rallied to record highs above $79 following North Korean ballistic missile tests and conflict between Hezbollah and Israel in Lebanon. However, prices fell back to $75 as the conflict remained localised. A heat-wave in the US caused a large rally in Natural Gas prices into month-end as electricity demand surged. Losses were sustained from long positions in Cocoa, which fell over -14% mid-month when rumours of supply shortages from the Côte d'Ivoire proved unfounded.

That only one of the sixteen managers in the ACL Alternative was positive in July highlights the difficult trading conditions. Trendfollowing was loss-making as trends reversed in fixed income and energy markets. Short-term trading was loss-making overall, with losses focused in FX and bond trading. Value trading saw losses as the USD/JPY carry trade broke down with the JPY strengthening into month-end. Despite profitable AUD positions the FX managers suffered losses overall, with long EUR/JPY contributing to losses as the JPY rallied. Macro trading was positive as long exposure to the EUR, Gold and the S&P 500 generated profits into month-end.

ACL Alternative Program Monthly Rates of Return
(commencing 1st December 2000)

	2000	2001	2002	2003	2004	2005	2006
January	-	-1.8%	-1.6%	4.6%	0.7%	-5.0%	5.5%
February	-	2.4%	-2.5%	8.4%	7.1%	0.2%	-2.9%
March	-	6.1%	3.2%	-7.7%	-0.3%	0.7%	3.5%
April	-	-5.2%	-2.6%	1.0%	-5.9%	-2.8%	7.3%
May	-	0.1%	-1.4%	7.2%	-2.3%	2.6%	-0.6%
June	-	-1.6%	10.6%	-4.8%	-4.3%	3.8%	-2.9%
July	-	2.2%	4.8%	-1.0%	-1.8%	0.1%	-2.9%
August	-	5.8%	4.8%	-0.9%	-2.2%	1.9%	-
September	-	7.0%	5.5%	-1.0%	2.1%	2.7%	-
October	-	9.7%	-7.2%	2.7%	1.3%	-1.7%	-
November	-	-11.5%	-1.7%	1.2%	1.7%	7.9%	-
December	8.8%	-0.0%	6.9%	6.0%	-0.4%	0.9%	-
YTD	8.8%	11.8%	19.0%	15.3%	-4.8%	11.3%	6.7%

Figure for July 2006 is estimated

(The Program consists of investments in a group of external Alternative Investment Managers.The program includes pro-forma interest from Dec 2000 to Apr 2001, and actual interest from May 2001 to date. Returns are net of fees. ACL Alternative Fund was launched on 31/01/02 and the rate of return for Jan was 0.09%)

Performance
(as at 31st July 2006)

	ACL Alternative Program (01/12/00)	ACL Alternative Fund (31/01/02)
Cumulative Return	88.9%	58.0%
Annualised ROR	11.9%	10.5%
Largest Monthly Gain	10.6%	10.6%
Largest Monthly Loss	-11.5%	-7.7%
Annualised Volatility	15.7%	14.3%
Volatility from Nov 2003	12.3%	12.3%
Maximum Drawdown	-17.8%	-17.8%
Sharpe Ratio	0.6	0.6

* program started Dec 1st 2000, and fund was launched on January 31st 2002

Correlation Table
(Monthly Returns 01/12/00 to date)

	S&P 500	ACL Alternative Program	ACL Global Program	MSCI World index
S&P 500	1.0	[illegible]	0.8	1.0
ACL Alternative Program		1.0	0.3	-0.3
ACL Global Program			1.0	0.8
MSCI (total return) World index				1.0

